UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

2 July 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom CEO transition commences as Dr Paul Reynolds’ termination payment disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 2 July 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE

2 July 2012

Telecom CEO transition commences as Dr Paul Reynolds’ termination payment disclosed

Telecom has today confirmed that Dr Paul Reynolds officially ended his tenure as Telecom CEO at the end of the company’s financial year (30 June) and will receive a termination payment of $1.75m.

As has been previously announced, Chris Quin takes up the role of interim CEO until Simon Moutter begins as Telecom’s chief executive on 13 August 2012, three weeks earlier than previously advised.

Commenting on Paul’s departure, Mark Verbiest, Telecom Chairman said, “I would like to thank Paul for the role he has played in delivering structural separation and ensuring Telecom has the right focus and direction as it adapts to its new operating environment,” he said.

Since Dr Reynolds joined the company, Telecom has outperformed the NZX50 index on a total shareholder return (TSR)1 basis by more than 25% in the five years since October 2007.

Dr Reynolds’ termination payment forms part of an agreement that ensured he would remain with Telecom to oversee structural separation, the establishment of Telecom as a separated business, and then leave the company on 30 June 2012.

“The company needed certainty as to when Paul would depart and this agreement allowed time to find an appropriate CEO for Telecom’s new business, ensure an orderly transition and stability in our interim leadership,” said Verbiest.

“Paul would have been entitled to 12 months’ total base remuneration if the company had given him notice post demerger, but in that scenario he would have only been obliged to stay for three months,” he said.

“As I understand it, taking all of that into account, the board at the time and Paul mutually agreed on a leaving date that included a payment of 12 months’ total base remuneration, effectively in lieu of notice.”

Dr Reynolds will also be entitled to Short Term Incentive and Long Term Incentive payments earned during his tenure as Telecom CEO. The full details of these payments will be disclosed in Telecom’s Annual Report once finalised and approved by the Telecom Board.

- ends -

For media queries, please contact:

Ian Bonnar

Head of Corporate Communications

+64 (0)27 215 7564

[1]	TSR includes movement in share price, dividends paid over the time period, and the value of Chorus shares.